Exhibit 12
The Peoples Gas Light and Coke Company
Ratio of Earnings to Fixed Charges

		Three-Month
		Transition
	2007	Period Ended	For Fiscal Years Ended September 30,
(Millions)	9 months	12/31/2006	2006	2005	2004	2003
EARNINGS
Earnings on common stock	$(18.6)	$19.1	$(35.5)	$49.3	$45.4	$79.6
Federal and state income taxes	(11.1)	11.6	(26.1)	26.7	24.4	45.7

Net pretax income	(29.7)	30.7	(61.6)	76.0	69.8	125.3

Fixed charges	24.3	7.6	27.9	24.7	22.3	24.0

Total earnings as defined	$(5.4)	$38.3	$(33.7)	$100.7	$92.1	$149.3

FIXED CHARGES
Interest on long-term debt, including related amortization	$17.0	$5.6	$22.2	$21.6	$19.7	$20.7
Other interest	5.9	1.8	4.8	2.2	1.4	1.6
Interest factor applicable to rentals	1.4	0.2	0.9	0.9	1.2	1.7

Fixed charges	$24.3	$7.6	$27.9	$24.7	$22.3	$24.0

Ratio of earnings to fixed charges	(0.2)	5.0	(1.2)	4.1	4.1	6.2